Exhibit (a)(5)(D)

ROBBINS UMEDA LLP

BRIAN J. ROBBINS (190264)

MARC M. UMEDA (197847)

S. BENJAMIN ROZWOOD (181474)

ARSHAN AMIRI (246874)

ALEJANDRO E. MORENO (256802)

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

MIKE TAMASHIRO, on Behalf of Himself ) Case No.

and All Others Similarly Situated, )

) CLASS ACTION

Plaintiff, )

)COMPLAINT BASED UPON SELF-

)DEALING AND BREACH OF FIDUCIARY

)DUTY

vs. )

TECHWELL, INC.,

FUMIHIRO KOZATO,

MARK VOLL,

RICHARD H. KIMBALL,

ROBERT D. COCHRAN,

CJ. KOOMEN,

PHILLIP J. SALSBURY,

JUSTINE LIEN,

INTERSIL CORPORATION,

NAVAJO MERGER SUB, INC., and

DOES 1-25, inclusive,

Defendants.)

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of holders of common stock of Techwell, Inc. (“Techwell” or the “Company”), against Techwell, Intersil Corporation (“Intersil”), and Navajo Merger Sub, Inc. (“Navajo”), and certain Techwell officers and directors. This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair and self-serving process to Intersil and Navajo (the “Proposed Transaction”).

2. In pursuing the unlawful plan to induce Techwell shareholders to tender their shares in the proposed sale of Techwell via an unfair and uninformed process, each of the defendants violated applicable law by directly breaching or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, diligence, independence, good faith and fair dealing.

3. The Proposed Transaction is the result of an unlevel playing field. From the beginning of the process to divest Techwell shareholders of their stake in the Company, Techwell favored Intersil to at least five other suitors. Techwell provided Intersil with information that the other suitors did not have. For example, Techwell provided Intersil with access to a date site to perform business, financial, and operational due diligence. The data site was not provided to other suitors. Moreover, Techwell provided Intersil with an exclusivity period. While this exclusivity period was in effect, Techwell received superior offers to Intersil’s offer, but did not negotiate with that suitor nor provide that suitor with an opportunity to perform its own due diligence.

4. The officers and directors of Techwell have instead decided to pursue their own interests, seeking to cash in on valuable change-in-control agreements or prestigious positions in the post-transaction combined company. To further this end, the defendants entered into numerous agreements meant to deter additional offers for the Company and deprive shareholders of their right to meaningfully evaluate and consider and, thereafter, either support or oppose the Proposed Transaction. For example, the Company agreed that: (i) it will not solicit, initiate, or knowingly encourage any superior proposals from other parties; (ii) Techwell directors and officers and entities associated with them would enter voting agreements to tender their shares; (iii) Techwell insiders would have continuing positions at the go-forward combined company; (iv) Techwell would pay a

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

termination fee of $17 million; and (v) a “Top-Up Option” would be in effect in the event that the shareholders did not tender 90% of the required shares to perform a short form merger.

5. Defendants deterred potential bidders by agreeing to pay a $17 million termination fee, or approximately 4.5% of the Proposed Transaction’s value. According to the Schedule 14D-9 field with the U.S. Securities and Exchange Commission (“SEC”), there were over 22.1 million shares outstanding. Thus, this non-mutual termination fee adds another $0 76 per share to the price tag for any of the numerous other interested suitors seeking to continue the bidding process. This termination fee deters other bidders by adding added transaction costs for a bidder who makes a superior offer. The termination fee also improperly limits shareholders of the ability to receive a superior offer for their shares. Moreover, this provision is unfair to the Company’s shareholders and contrary to their interests because it is non-mutual and lacks a reverse termination fee component to protect Techwell shareholders in the event Intersil decides to back out of the deal.

6. Worse, however, is the “Top-Up Option” agreement that the defendants entered into. Under this arrangement, the Company will issue Intersil enough shares of the Company’s common stock until it reaches more than 90% of Techwell’s outstanding stock, subject to certain restrictions mentioned below. The purpose of this arrangement is to achieve a single share over 90% of the Company’s stock and then execute a short-form acquisition, completing the Proposed Transaction without holding any shareholder meeting or seeking or obtaining their voting approval.

7. As part of Techwell’s officers’ and directors’ unlawful plan to strip Techwell shareholders of their right to the maximization of their share value and to full disclosure, Techwell insiders and entities affiliated with Technology Crossover Ventures entered voting agreements to tender at least 4,985,176, or approximately 22.5%, of the outstanding shares. Thus, if as few as 27.5% of the total shares outstanding are tendered, then the short form merger can be consummated.

8. Because defendants dominate and control the business and corporate affairs of Techwell, they have access to nonpublic private corporate information concerning Techwell’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Techwell, which makes it inherently unfair for them to execute and pursue any proposed acquisition agreement under which they will

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

reap disproportionate benefits to the exclusion of maximizing stockholder value. Nonetheless, instead of attempting to engage in a fair process, untainted by self-dealing, defendants spent a substantial effort tailoring the Proposed Transaction to meet their specific needs and the needs of Intersil.

9. In short, the Proposed Transaction is designed to unlawfully divest Techwell’s public stockholder’s of the future growth potential of the Company by engaging in an unfair process riddled with self-dealing.

JURISDICTION AND VENUE

10. This Court, has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other-trial courts.

11. This Court has jurisdiction over this action because certain of the defendants conduct business in and/or have sufficient minimum contacts with California. Techwell is a citizen of California as it is incorporated under the laws of the state of Delaware and has its principal place of business at 408 E. Plumeria Drive, San Jose, California.

12. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

13. Plaintiff Mike Tamashiro is a shareholder of Techwell.

14. Defendant Techwell is a fabless semiconductor company that designs, markets, and sells mixed signal integrated circuits for two primary markets, security surveillance and automotive infotainment. Techwell is incorporated in Delaware and its headquarters are located at 408 E. Plumeria Drive, San Jose, California.

15. Defendant Fumihiro Kozato is Techwell’s Chief Executive Officer (“CEO”) and Chairman of the Board.

16. Defendant Mark Voll is Techwell’s Chief Financial Officer (“CFO”) and Vice President of Finance and Administration and has been since November 2005.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

17. Defendant Richard H. Kimball (“Kimball”) is a Techwell director and has been since September 2003. Kimball is the founding general partner of Technology Crossover Ventures Through entities Technology Crossover Ventures controls, it owns approximately 19% of Techwell stock.

18. Defendant Robert D. Cochran is a Techwell director and has been since March 2004.

19. Defendant C.J. Koomen is a Techwell director and has been since August 2004.

20. Defendant Phillip J. Salisbury is a Techwell director and has been since October 2005.

21. Defendant Justine Lien is a Techwell director and has been since January 2006.

22. Defendant Intersil is a Delaware corporation. Intersil designs, develops, manufactures, and markets high performance analog and mixed-signal integrated circuits.

23. Defendant Navajo is a Delaware corporation that is wholly-owned by Intersil. Navajo is acting as the merger subsidiary in the transaction, and will be merged with and into Techwell following consummation of the merger. Navajo was formed for the sole purpose of engaging in the merger.

24. The defendants named above in ¶¶15-21 are sometimes collectively referred to herein as the “Individual Defendants.”

25. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

26. Under Delaware law, the directors and officers of a publicly traded corporation have fiduciary duties of loyalty, good faith and care to shareholders. To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

(b) will discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties,

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

27. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Techwell, are obligated under Delaware law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

28. Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of Techwell. Certain of the defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class (as defined herein). Certain Techwell executives are also retaining their prestigious and lucrative positions and compensation at the post-Proposed Transaction company. These executives have managed to secure for themselves substantial employment at the expense of the shareholders’ best interests. Accordingly, the Proposed Transaction will benefit the Individual Defendants in significant ways not shared with Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

plaintiff nor the Class will receive adequate or fair value for their Techwell common stock in the deposed Transaction.

29. Because the Individual Defendants are knowingly or recklessly breaching then duties of loyalty, good faith and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law

FACTUAL ALLEGATIONS

Background to the Proposed Transaction

30. In the spring of 2007, on behalf of Techwell, investment bankers contacted Rich Bayer, who was then the CEO of Intersil, and David Zinsner, who was then the CFO of Intersil, and provided a presentation to explore a potential business combination. Intersil did not pursue substantive negotiations following the presentation.

31. On October 8, 2008, Techwell entered into a letter agreement with Deutsche Bank for it to serve as Techwell’s exclusive advisor to provide investment banking and other advisory services with respect to the exploration of strategic alternatives that might lead to a possible acquisition transaction.

32. On December 4, 2009, the Board met telephonically to discuss moving forward with a process to explore strategic alternatives. Techwell’s management updated the Board on recent discussions with Deutsche Bank and also confirmed the list of potential candidates most likely to be interested in making an offer to purchase Techwell. The Board authorized management to work with Deutsche Bank to continue with an evaluation of strategic alternatives

33. According to the Schedule 14D-9 filed on March 30, 2010, over the next four months, Techwell would solicit or receive offers from companies titled: Company A, Company B, Company C, Company D, Company E, and Intersil.

34. On March 1, 2010, while the Company was still looking at other offers, Intersil made an indication of interest in Techwell.

35. On March 2, 2010, Intersil informed Techwell that it wanted an answer to its indication of interest by March 5, 2010. In order to fulfill this request. Techwell began a hasty

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

“market check” for other potential suitors.

36. On March 3, 2010, the Board scheduled a meeting for March 6, 2010 and authorized management to work with Deutsche Bank to solicit indications of interest from other potential buyers who remained interested in acquiring Techwell. Techwell notified Intersil it would not respond to Intersil’s offer until March 6, 2010.

37. Between March 3, 2010 and March 6, 2010, Techwell received three offers. On March 9, 2010, Intersil submitted an all cash offer of $18 per share. On March 9, 2010, the Board authorized entry into a short-term exclusivity agreement with Intersil.

38. On the same day, Company A sent a revised offer to Techwell indicating a superior offer for Techwell at a price of $18.28 per-share in cash.

39. However, on March 10, 2010, the Board decided it should not: (i) negotiate with Company A; (ii) ask Intersil to increase its offer to continue and requesting a waiver of the exclusivity period so that Techwell could reengage in discussions with Company A; or (iii) inform Intersil that Techwell would not be willing to execute a definitive agreement with Intersil until after the exclusivity period terminated so that Techwell first had an opportunity to engage in further negotiations with Company A. Instead, the Board decided to continue discussions during the exclusivity period with Intersil.

40. On March 11, 2010, Techwell provided additional due diligence materials to Intersil, including granting Intersil access to a virtual data room containing detailed information about Techwell, and Intersil continued its due diligence review of Techwell. At various times and places from March 11, 2010 to March 19, 2010, various business, financial, and operational due diligence meetings between Techwell and Intersil took place involving a variety of personnel from both companies and other entities.

41. On March 16, 2010, representatives from Deutsche Bank and Morgan Stanley held a telephonic meeting to discuss the progress of Intersil’s diligence review.

42. On March 16, 2010, representatives from Company A’s financial advisor made an unsolicited telephone call to Deutsche Bank affirming that Company A’s most recent indication of interest was still valid.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

43. On March 16, 2010, a representative from Deutsche Bank provided notice to representatives of Morgan Stanley of an unsolicited call from the financial advisor of another bidder.

44. On March 19, 2010, the Board met to discuss the status of negotiations with Intersil and its diligence review of Techwell Representatives from Deutsche Bank were in attendance at the meeting. Representatives from Deutsche Bank discussed the status of diligence and reviewed with the Board the recent communication from Company A. The Board authorized management to continue negotiations with Intersil. Immediately following the meeting of the Board, the Compensation Committee of the Board met to discuss the offer letters of employment provided to members of Techwell’s senior management team.

45. On March 19, 2010, Company A sent a revised, written indication of interest to Techwell indicating an increase in its prior offer price to $18.50 per share, reiterating the all-cash structure of the offer and confirming that the offer was not subject to any financing contingencies. In its communication, Company A expressed its willingness, to the extent Techwell had negotiated a larger agreement with an alternative purchaser and assuming that merger agreement contained certain terms and conditions, to enter into such pre-negotiated definitive agreement with Techwell. Company A also indicated its ability to complete its confirmatory due diligence within two days.

46. On March 19, 2010, representatives from Deutsche Bank informed Morgan Stanley most Techwell had received an updated indication of interest from a bidder

47. On March 20, 2010, the Board held a telephonic meeting to discuss the receipt of the most recent unsolicited written offer from Company A.

48. On March 20, 2010, Intersil increased its offer price to the same price as Company A. No negotiations were held with Company A, Company A was not afforded the due diligence that Intersil received, and the Agreement and Plan of Merger (“A&PM”) was executed on March 22, 2010.

THE PROPOSED TRANSACTION

49 On March 22, 2010, Techwell issued the following press release announcing that the individual Defendants had agreed to sell Techwell to Intersil. Intersil will acquire Techwell through

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

a cash tender offer of $18.50 per share for all outstanding shares of Techwell. The press release stated in relevant part:

Intersil Corporation and Techwell, Inc. announced today they have entered into a definitive agreement for Intersil to acquire Techwell through a cash tender offer at $18.50 per share. Net of Techwell’s cash and equivalents, the transaction values Techwell at approximately $370 million.

Techwell, with over 200 employees in the U.S., China, Japan, South Korea and Taiwan, is a fabless semiconductor company that designs and sells mixed signal video solutions for the security surveillance and automotive infotainment markets. Techwell’s products enable the conversion of analog video signals to digital form and perform advanced digital video processing to facilitate the display, storage and transport of video content. Major applications using Techwell products include industrial DVRs, networked video recorders, multiplexers, as well as automotive front consoles, rearview mirrors and rear seat LCD displays.

Techwell’s team and products will expand our leadership in two high-growth industrial markets, said Dave Bell, Intersil’s President and Chief Executive Officer. The addition of Techwell’s mixed signal video products will help our customers build solutions that improve performance, reduce overall cost and shorten time-to-market. In addition, the acquisition will significantly increase our overall industrial business, which will become our largest end market at approximately 31% of revenue, continued Mr. Bell,

We are very excited to join the Intersil family, said Hiro Kozato, Techwell’s President and Chief Executive Officer. This combination will help us deliver a much broader product offering in Techwell’s end markets. Intersil’s customer relationships will create numerous new opportunities for the combined company, said Mr. Kozato.

The acquisition is expected to be accretive to Intersil’s 2010 earnings, excluding one-time costs and other acquisition-related charges.

Tender Offer and Closing

Under the terms of the agreement, Intersil will commence a cash tender offer to acquire Techwell’s outstanding shares of common stock at $18.50 per share. Terms of the agreement were unanimously approved by Techwell’s board of directors, and Techwell’s board has recommended that Techwell shareholders tender their shares into the offer. Techwell’s directors, entities affiliated with Technology Crossover Ventures, and certain executive officers of Techwell (in total representing approximately 23% of the outstanding shares) have already agreed to tender their shares into the offer.

Intersil expects to finance the acquisition by issuing debt; however, the transaction is not subject to a financing condition. Intersil has received a financing commitment of $390 million from Morgan Stanley Senior Funding, Inc. in connection with the acquisition. Morgan Stanley is acting as financial advisor to

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Intersil in connection with the acquisition, and Dechert LLP is acting as Intersil’s legal counsel. Deutsche Bank Securities Inc. is acting as financial advisor to Techwell in connection with the acquisition, and Pillsbury, Winthrop, Shaw and Pittman is acting as Techwell’s legal counsel

The acquisition is expected to close during Intersil’s second quarter and is subject to customary regulatory approvals and the satisfaction of other transaction conditions including the tender of at least 50% of Techwell’s outstanding shares.

50. On March 22, 2010, the Company filed a Form 8-K with the SEC wherein it is disclosed the A&PM. The announcement and filing reveal that the Proposed Transaction is the product of a flawed sale process and, unless increased, would be consummated at an unfair price.

51. Section 8.3 of the A&PM imposes a $17 million termination fee, or 4.5% of the amount Intersil will pay for Techwell under the terms of the Proposed Transaction. The termination fee is equal to over $0.78 per share. This provision is unfair to the Company’s shareholders and contrary to their interests because it deters and prevents the submission of higher proposals, specially in connection with the no-solicitation provisions in Section 6.1 of the A&PM.

52. Under Section 6.1 of the A&PM, Techwell is subject to a no-solicitation clause that prohibits the Company from seeking a superior offer for its shareholders. Section 6.1 states in part:

6.1(a) No Solicitation or Negotiation. Each of the Acquired Corporations shall, and shall cause its respective directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives, collectively, “Representatives”) to (i) immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal and (ii) not modify, waive, amend or release (A) any standstill, confidentiality or similar agreements entered into prior to the date hereof, except an Acquired Corporation may waive any prohibition contained in any such standstill, confidentiality or similar agreement that prohibits a party from proposing or disclosing to the Company Board an intent to propose any Acquisition Proposal to the extent failure to make such waiver would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements, as determined in good faith by the Company Board after consultation with outside counsel, or (B) any standstill, confidentiality or similar agreements entered into by an Acquired Corporation between the date hereof and the Effective Time. From the date of this Agreement to the Acceptance Date, except as set forth in this Section 6.1, none of the Acquired Corporations shall, nor shall any of them authorize or permit any of its Representatives to, directly or indirectly:

(i) solicit, initiate, or knowingly or intentionally encourage or facilitate, any inquiries, offers or proposals that constitute, or would reasonably be expected to lead

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

to, any Acquisition Proposal, including, except as permitted by Section 6.1(c), amending or granting any waiver or release under any standstill or similar agreement with respect to any Company Common Stock; or

(ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any non-public information with respect to, assist or participate in any effort or attempt by any Person with respect to, or otherwise knowingly or intentionally cooperate in any way with, any Acquisition Proposal (provided, however, that providing notice of the restrictions set forth in this Section 6.1 to a third party in response to any such inquiry, request or Acquisition Proposal shall not, in and of itself, be deemed a breach of this Section).

53 Though the A&PM ostensibly has a “fiduciary out” provision that allows the Company to negotiate with other bidders, this provision is actually illusory. In order to negotiate with any other suitors, the potential acquirer would first have to make an unsolicited written offer Without access to nonpublic information, which the Company is prevented from offering under the A&PM, no other bidder will emerge.

54. In addition, the defendants are attempting to silence dissent among the Company’s shareholders by granting Intersil a “Top-Up Option” in Section 1.3 of the A&PM. The Top-Up Option allows Intersil to acquire all the unissued stock the Company is authorized to issue under its certificate of incorporation until Intersil acquires one share more than 90% of Techwell’s outstanding stock. Once Techwell reaches the 90% threshold, it will consummate a short-form merger, which will allow it to acquire Techwell without a vote in favor of the Proposed Transaction from the Company’s shareholders.

55. In furtherance of this goal, Intersil and Techwell’s directors and officers also agreed to tender their stock.

SELF-DEALING

56. By reason of their positions with Techwell, the Individual Defendants have access to non-public information concerning the financial condition and prospects of Techwell. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of Techwell. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders. Instead,

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Transaction to meet their own personal needs and objectives. Certain defendants are also receiving lucrative change-in-control benefits.

57. The proposed sale is wrongful, unfair, and harmful to Techwell’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members (as defined herein). Specifically, defendants are attempting to deny plaintiff and the Class (as defined herein) their shareholder rights through the sale of Techwell via an unfair process. Accordingly, the Proposed Transaction will benefit defendants at the expense of Techwell’s shareholders.

58. The Individual Defendants have also approved the Proposed Transaction so that it transfers 100% of Techwell’s unique assets, revenues and profits to Intersil, thus all of Techwell’s operations will now accrue to the benefit of Intersil.

59. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

Withdraw their consent to the sale of Techwell and allow the shares to trade freely—without impediments including the $17 million termination fee;

Act independently so that the interests of Techwell’s public stockholders will be protected;

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Techwell’s public stockholders; and

Solicit competing bids to Intersil’s offer to assure that the Company’s shareholders are receiving the maximum value for their shares.

THE UNFAIR AND INADEQUATE PROCESS

60. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to defendants’ eagerness to enter into a transaction with Intersil, they failed to implement a process to obtain the maximum price for shareholders.

61. As a result of defendants’ conduct, Techwell’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

a sale of their Company. The consideration reflected in the A&PM does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and officers of Techwell, and Intersil at the time the Proposed Transaction was announced. Indeed, defendants ensured that Techwell would be sold to one buyer and one buyer only by negotiating a no-solicitation clause that prevents Techwell from soliciting higher offers, a Top-Up Option, voting agreements and a $17 million termination fee that will discourage any unsolicited offers.

CLASS ACTION ALLEGATIONS

62. Plaintiff brings this action for himself and on behalf of all holders of Techwell common stock which have been or will be harmed by the conduct described herein (the “Class”) Excluded from the Class are the defendants and any individual or entity affiliated with any defendant.

63. This action is properly maintainable as a class action,

64. The Class is so numerous that joinder of all members is impracticable. According to Techwell’s SEC filings, there were more than 22 million shares of Techwell common stock outstanding as of February 28, 2010.

65. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Transaction;

(c) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, and fair dealing;

(d) whether Techwell aided and abetted the Individual Defendants’ breaches of fiduciary duties;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

(e) whether Intersil and Navajo aided and abetted the Individual Defendants’ breaches of fiduciary duties, and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury) were the transactions complained of herein consummated.

66 Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

67. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

68. The prosecution of separate actions by individual members of fee Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the part) opposing the Class.

69. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

70. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants and Does 1-15

71. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

72. The Individual Defendants and Does 1-15 have violated the fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Techwell and have acted to put their personal interests ahead of the interests of Techwell’s shareholders.

73. By the acts, transactions and courses of conduct alleged herein, defendants,

individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Techwell.

74 The Individual Defendants and Does 1-15 have violated their fiduciary duties by

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

entering Techwell into the Proposed Transaction without regard to the effect of the proposed transaction on Techwell’s shareholders.

75. As demonstrated by the allegations above, the Individual Defendants and Does 1-15 failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Techwell because, among other reasons:

(a) they failed to take steps to maximize the value of Techwell to its public shareholders;

(b) they failed to properly value Techwell and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

76. Because the Individual Defendants and Does 1-15 dominate and control the business and corporate affairs of Techwell, and are in possession of or have access to private corporate information concerning Techwell’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Techwell which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

77. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants and Does 1-15 have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class

78. Unless enjoined by this Court, the Individual Defendants and Does 1-15 will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction which will exclude the Class from its fair share of Techwell’s valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

79. The Individual Defendants and Does 1-15 are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

breaching their fiduciary duties to the members of the Class

80. As a result of the Individual Defendants and Does 1-15’s unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Techwell’s assets and operations. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Transaction terms and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

81. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Techwell

82. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein,

83. Defendant Techwell aided and abetted the Individual Defendants and Does 1-15 in breaching their fiduciary duties owed to the public shareholders of Techwell, including plaintiff and the members of the Class.

84. The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

85. By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their. fiduciary duties owed to plaintiff and the members of the Class.

86. Techwell colluded in or aided and abetted the Individual Defendants and Does 1-15’s breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

87. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against

Intersil and Navajo and Does 16-25

88. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

89. Intersil, Navajo, and Does 16-25 aided and abetted the Individual Defendants and Does 1-15 in breaching their fiduciary duties owed to the public shareholders of Techwell, including plaintiff and the members of the Class.

90. The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

91. By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their fiduciary duties owed to plaintiff and the members of the Class.

92. Intersil, Navajo, and Does 16-25 colluded in or aided and abetted the Individual Defendants and Does 1-15’s breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

93. Intersil, Navajo, and Does 16-25 participated in the breach of the fiduciary duties by the Individual Defendants and Does 1-15 for the purpose of advancing their own interests. Intersil, Navajo, and Does 16-25 obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants and Does 1-15’s breaches. Intersil, Navajo, and Does 16-25 will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Transaction is consummated.

94. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

B. Declaring and decreeing that the A&PM was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C. Rescinding, to the extent already implemented, the A&PM;

D. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

E. Directing defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Techwell and obtain a transaction which is in the best interests of Techwell’s shareholders;

F. Imposition of a constructive trust, in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: April 1, 2010

ROBBINS UMEDA LLP BRIAN J. ROBBINS MARC M. UMEDA S. BENJAMIN ROZWOOD ARSHAN AMIRI ALEJANDRO E. MORENO

BRIAN J. ROBBINS

600 B Street, Suite 1900 San Diego, CA 92101 Telephone: (619) 525-3990 Facsimile: (619) 525-3991

Attorneys for Plaintiff

475180

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY